August 2, 2007

Gregory Dundas, Esq.

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Commonwealth Bankshares, Inc.

Amendment No. 1 to

Registration Statement on Form S-3

File No. 333-143843

Dear Mr. Dundas:

On behalf of our client, Commonwealth Bankshares, Inc., Norfolk, Virginia (the “Company”), we are enclosing Amendment No. 1 to its Form S-3 Registration Statement (File No. 333-143843). The Amendment responds to the comments contained in your letter of June 27, 2007.

A summary of revisions in response to your letter follows:

1.	Please advise the staff whether each selling shareholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

None of the selling shareholders is a broker-dealer. Mr. Lawrence C. Fentriss is the only affiliate, as defined by Rule 405, of a broker-dealer. Mr. Fentriss is President of Anderson & Strudwick Investment Corporation which is the holding company for Anderson & Strudwick, Inc., a registered broker dealer based in Richmond, Virginia. He is also a director of the Company. No shares were acquired by him as compensation for professional services rendered by the broker-dealer.

Appropriate disclosure has been added to page 7.

2.	For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

Not applicable.

3.	If any of the selling shareholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates:

•	purchased the securities to be resold in the ordinary course of business; and

•	at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please review accordingly, or tell us why you don’t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter.

Mr. Fentriss purchased the securities to be resold in the ordinary course of business and at the time of the purchase, he had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Appropriate disclosure has been added to page 7.

4.	With respect to all other selling shareholders, please revise to state that they may be underwriters.

Appropriate disclosure has been added to page 7.

5.	With respect to each selling shareholder that is not a natural person, please confirm that the entity is a reporting company under the Exchange Act, a majority-owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act. If not, you must identify the natural person of persons having voting and investment control over the securities they hold.

Gateway Financial Holdings, Inc. and Virginia Financial Group are the only two selling shareholders that are reporting companies under the Exchange Act. Clearpond & Co. and Sternwave & Co. are the only two selling shareholders that are registered investment funds under the 1940 Act. FFC Management Inc. is a wholly owned subsidiary of Fulton Financial Corporation, a reporting company under the Exchange Act. It is the only majority-owned subsidiary of a reporting company listed under the selling shareholders. For the selling shareholders that do not fall in the above categories, we have footnoted under the listing of selling shareholders the natural person or persons having voting and investment control over the shares held.

Thank you for the prompt attention to this matter.

Sincerely,

George P. Whitley